Filed by Southwest Airlines Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AirTran Holdings, Inc.

Commission File No.: 1-15991

On October 13, 2010, Southwest Airlines Co. included a video on its intranet website, SWALife. A transcript of the video, which is also available in print on the website, is included below.

Gary Talks About Growth

Video By: Jeff Lamb on Oct 13, 2010 at 3:30 am

“It is not the strongest of the species that survives, nor the most intelligent that survives. It is the one that is the most adaptable to change.” Charles Darwin

“If you don’t change…you die.” Herb Kelleher

“Standing still is not an option.” Gary Kelly

Following one of the most tumultuous economic periods in U.S. history, Southwest Airlines recently announced a definitive agreement to acquire AirTran Holdings, Inc. [NYSE:AAI], the parent company of AirTran Airways (AirTran). There are several strategic reasons why this is an important decision, at the right time, for our future. We’ll talk about those key benefits over the next several weeks and months as we plan how we will integrate the two companies, subject to the approval of AirTran stockholders, receipt of certain regulatory clearances, and fulfillment of customary closing conditions.

Today, let’s talk about growth. Gary recently talked to Employees at our Headquarters about the benefits of acquiring AirTran. There are many benefits, but we’ll focus first on Gary’s comments about growth:

Question: Why grow? Why now?

>> GARY: Standing still is not an option. In 2005, in particular, we really did set out to be more purposeful about thinking where we want to be in 2010 and see how we can grow from here – what we can do to take care of our People, to improve our Customer experience, to do a better job of hitting our profit target so that we can do a better job of taking care of our Shareholders and we were very purposeful about that. We have an updated fleet strategy—you’ve seen some example of that with the -800. A new reservations system will bring us a variety of functions that we don’t currently have. We do want to expand the Southwest Airlines route network internationally because we think we can do so profitably, because we think that’s what our Customers want and will pay us to do and, again, it’s just an opportunity for us to continue to grow and to strengthen ourselves competitively.

Question: How does acquiring AirTran support that growth?

>> GARY: We wanted to see if there’s an opportunity for us to improve the strength of the Company and make us more competitive by simply offering more service to more places. And, of course, the gaping hole in our route map has been and would continue to be Atlanta. Atlanta is a very gate-constrained airport. But AirTran is also a very solid airline. They’re a low cost airline, like Southwest Airlines. They’re a low fare brand like Southwest and they’re profitable. And we have an opportunity to buy them and step into their shoes and have a profitable operation there with 32 gates – we don’t have 32 gates anywhere in our entire system. We have opportunities to connect our two route systems together and create significant increased revenues for the Company that boost our overall profitability well beyond what we could do ourselves.

As Gary said, the acquisition of AirTran represents a unique opportunity to grow our presence in key markets we don’t yet serve, and takes a significant step towards positioning us for growth into the future. Following our last acquisition – Morris Air in the last days of 1993 – we had embarked on a year in which we would open seven new cities almost back-to-back. The 1990s absolutely flew by with Available Seat Miles (ASM) growth of 14 percent a year, on average. Growth quickly became a given.

More recently, and as a result of a stagnant economy and decrease in demand for air travel, we found that growth is not a given. ASM capacity was down 3 percent year-over-year for the first half of 2010–following a 5 percent decrease in 2009 and growth of just 4 percent in 2008. There was no growth relief on our immediate horizon. We said in July that we would remain committed to reaching our financial targets before we return to any significant level of fleet growth. We said our capacity will remain essentially flat for 2010, estimating a modest year-over-year capacity increase in 2011 with, again, no fleet growth and no plans to grow the fleet in 2012, either. Regrettably, that’s the kind of scenario where we’ve had to make some tough choices, such as returning some Captains to First Officer status. A reduced schedule also affected Employees’ ability to pick up additional shifts and trips.

As you’ve heard, the acquisition of AirTran would return us to growth mode, allowing us to create more jobs and career opportunities for our combined Employee groups where those opportunities do not exist otherwise. A growing airline is good for Pilots, Flight Attendants, Customer Support & Services Agents, or any Employee who hopes to climb the career ladder. It allows us to better respond to the economic and competitive challenges of our industry and helps us avoid tough decisions that hold our Employees back. It also fits perfectly within our strategy for our fifth decade of service.

For our valued Customers, this acquisition means we can offer more low-fare destinations as we extend our network and diversify into new markets, including significant opportunities to and from Atlanta, the busiest airport in the U.S. and the largest domestic market we do not serve, where AirTran currently holds 22 percent of the market. The acquisition also allows us to expand our presence in key markets, like New York LaGuardia, Boston Logan, and Baltimore/Washington, as well as increasing our presence in the Washington, D.C., market via Ronald Reagan National Airport. It presents us the opportunity to extend our service to many smaller domestic cities that we don’t serve today, and provides access to key near-international leisure markets in the Caribbean and Mexico – all things we have said we want to do, but needed the right opportunity. This is that opportunity.

Another growth opportunity comes with the 86 B717s, 52 737-700s, and orders for 51 growth 737-700s through 2017. With 20 fewer seats, the 717 opens up new opportunities in smaller markets previously not available to Southwest.

You’ve already seen the Company’s excitement and confidence in the deal and in our collective future. We recently announced that in addition to seeing an opportunity to grow our earnings through acquisition, an approved deal also presents a number of network opportunities for Southwest. In order to take advantage of these opportunities, we will be increasing the utilization of our existing fleet in 2011. Naturally, this increase in aircraft utilization means more flights, which requires additional Flight Crews. We are tentatively planning to add 150-200 new Pilots and 250-300 new Flight Attendants next year–the first Flight Crews to be hired since 2008!

I’ll go out on a limb here but I think we’d all rather plan for the growth of our Company, than manage its slow decline. This is an exciting time to be at Southwest Airlines and I, for one, look forward to what the next 40 years have in store!

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of AirTran Holdings, Inc. (“AirTran”) by Southwest Airlines Co. (“Southwest”) will be submitted to the stockholders of AirTran for their consideration. In connection therewith, Southwest will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a proxy statement of AirTran that also constitutes a prospectus of Southwest. Southwest and AirTran also plan to file other documents with the SEC regarding the proposed transaction. SOUTHWEST URGES INVESTORS AND SECURITY HOLDERS OF AIRTRAN TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Southwest and AirTran, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Southwest will be available free of charge on Southwest’s website at www.southwest.com under the tab “Investor Relations” or by contacting Southwest’s Investor Relations Department at (214) 792-4415. Copies of the documents filed with the SEC by

AirTran will be available free of charge on AirTran’s website at www.airtran.com under the tab “Investor Relations” or by contacting AirTran’s Investor Relations Department at (407) 318-5187.

Southwest, AirTran and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AirTran in connection with the proposed transaction. Information about the directors and executive officers of Southwest is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 16, 2010. Information about the directors and executive officers of AirTran is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 2, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on, and include statements about, Southwest’s estimates, expectations, beliefs, intentions, and strategies for the future. Specific forward-looking statements include, without limitation, statements regarding Southwest’s plans and expectations with respect to the acquisition of AirTran and the anticipated impact of the acquisition on (i) Southwest’s growth opportunities and strategies; (ii) its competitive position; (iii) its ability to respond to economic challenges; (iv) its future operations, including network and fleet plans and employee matters; and (v) its financial outlook. These forward-looking statements are based on Southwest’s current intent, beliefs, expectations, and projections and are not guarantees of future performance. These statements involve risks, uncertainties, assumptions, and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. Factors include, among others, (i) the possibility that the transaction is delayed or does not close, including due to the inability of Southwest and AirTran to obtain all approvals necessary or the failure of other closing conditions; (ii) Southwest’s ability to successfully integrate AirTran’s business and realize the expected synergies from the transaction; (iii) the impact of the economy on demand for air travel and fluctuations in consumer demand generally for the services to be provided as a result of the transaction; (iv) the impact of fuel prices and economic conditions on Southwest’s business plans and strategies; (v) actions of competitors, including without limitation pricing, scheduling, and capacity decisions, and consolidation and alliance activities; and (vi) the impact of governmental regulations on Southwest’s operations.

Southwest cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risks is contained in Southwest’s and AirTran’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. Southwest undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereto.